Exhibit 99.5

AMENDMENT NO. 4 TO EXCLUSIVE SUPPLY AGREEMENT

THIS IS AMENDMENT No. 4 to an Exclusive Supply Agreement dated September 28, 2018, as amended on December 7, 2018, December 11, 2018 and July 2, 2019 (collectively, the “Agreement”) by and between Noramco, Inc., a Georgia corporation, with offices at 500 Swedes Landing Road, Wilmington, Delaware 19801, USA (“Noramco”), and Cardiol Therapeutics Inc., an Ontario corporation located at 2275 Upper Middle Road East, Suite 101, Oakville, ON, Canada, L6H 0C3 (“Buyer”). Noramco and Buyer may be referred to herein each as a “Party” or together as the “Parties”, as the context may require. All capitalized words and phrases herein will have the meanings ascribed thereto in the Agreement except if otherwise defined in this Amendment.

WHEREAS Section 1.1.4 of the Agreement requires Buyer to purchase certain raw materials from Noramco in tranches and with certain payments and timelines;

AND WHEREAS Noramco is willing to amend the Agreement on the terms set out in this Amendment.

NOW THEREFORE in consideration of good and valuable consideration, the receipt and sufficiency whereof is mutually acknowledged, the Parties agree with one another to modify the Agreement as follows:

1.	Section 1.1.4 shall be modified to read as follows:

“1.1.4 Initial Raw Materials Order. Buyer shall pay Noramco, $1,200,000 on September 22nd, 2019, and $1,200,000 on or before November 30th, 2019, for the purchase of raw materials for the production of 700KG of API as per Section 1.1.5.3. Amounts paid for raw materials will be credited towards Buyer’s future purchases of API.”

2.	In all other respects, the Agreement remains in force and unamended.

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized representative to execute this Amendment as of the 11 day of September, 2019.

Cardiol Therapeutics Inc.		Noramco, Inc.

Signature:	[Redacted - Personal Information]	Signature:	[Redacted - Personal Information]
Print Name:	[Redacted - Personal Information]	Print Name:	[Redacted - Personal Information]
Title:	CEO	Title:	President & CEO